Exhibit 99.1

NICE Reports Strong Growth in Revenue and Profitability for the Third
Quarter 2018 and Increases Full-Year 2018 Revenue and EPS Guidance

Strong Double Digit Growth in Operating Income and Earnings Per Share

Recurring Revenue Increased to 72% of Total Revenue

Hoboken, New Jersey, November 8, 2018 - NICE (NASDAQ: NICE) today announced results for the third quarter and nine months ended September 30, 2018.

Third Quarter 2018 Financial Highlights

GAAP	Non-GAAP
Revenue of $356 million, growth of 10% year-over-year	Revenue of $356 million, growth of 9% year-over-year
Cloud revenue of $117 million, growth of 21% year-over-year	Cloud revenue of $120 million, growth of 20% year-over-year
Gross margin of 65.3% compared to 64.3% last year	Gross margin of 70.7% compared to 71.2% last year
Operating income of $47 million compared to $33 million last year, 41% growth year-over-year	Operating income of $91 million compared to $78 million last year, 16% growth year-over-year
Operating margin of 13.1% compared to 10.3% last year	Operating margin of 25.5% compared to 24.0% last year
Diluted EPS of $0.62 versus $0.42 last year, 48% growth year-over-year	Diluted EPS of $1.12 versus $0.95 last year, 18% growth year-over-year

The GAAP column of the table contains the financial highlights of the third quarter 2018 under ASC 606 with the comparison period under ASC 605.

The non-GAAP column of the table contains the financial highlights of the third quarter 2018 under ASC 605 with the comparison period under ASC 605.

“The results reported for the third quarter of 2018 reflect our continued focus on driving excellent execution around our strategic pillars of cloud, analytics and artificial intelligence that led to strong growth on both the top and bottom lines.  As we look forward to ending the year on a high note, we now expect to exit 2018 with a cloud revenue run rate of $550 million up from our previous expectation of $500 million, while continuing to drive profitability,” said Barak Eilam, CEO of NICE.

Mr. Eilam continued, “CXone, our open cloud platform which has gained tremendous market presence among our customers and high regard from industry analysts in just a little over one year since it was introduced, has been our vehicle to deliver our strategic pillars to the customer engagement market.  We are now proceeding on a similar course with X-Sight, which was announced just a few weeks ago.  X-Sight is the industry’s first financial crime and compliance platform-as-a-service that combines advanced analytics and AI, automated data management, and robotics all delivered through the cloud.

“It is clearly evident that the platform strategy embodies the present and future for NICE. With X-Sight and CXone, we now have two significant, market leading, open, cloud platforms to help further penetrate our large and growing addressable market.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

The GAAP numbers presented below for the third quarter 2018 are under ASC 606 and the comparison period GAAP numbers for the third quarter 2017 are under ASC 605

Revenues: Third quarter 2018 total revenues increased 10.4% to $356.2 million compared to $322.8 million for the third quarter of 2017.

Gross Profit: Third quarter 2018 gross profit and gross margin increased to $232.7 million and 65.3%, respectively, compared to $207.4 million and 64.3%, respectively, for the third quarter of 2017.

Operating Income: Third quarter 2018 operating income and operating margin increased to $46.7 million and 13.1%, respectively, compared to $33.1 million and 10.3%, respectively, for the third quarter of 2017.

Net Income: Third quarter 2018 net income and net income margin increased to $39.3 million and 11.0%, respectively, compared to $26.2 million and 8.1%, respectively, for the third quarter of 2017.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the third quarter of 2018 increased to $0.62 compared to $0.42 in the third quarter of 2017.

Operating Cash Flow and Cash Balance: Third quarter 2018 operating cash flow was $87.0 million. As of September 30, 2018, total cash and cash equivalents, short term investments and marketable securities were $656.3 million, and total debt was $453.9 million.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

The non-GAAP numbers presented below for the third quarter 2018 and for the comparison period non-GAAP numbers for the third quarter 2017 are both under ASC 605.

Revenues: Third quarter 2018 non-GAAP total revenues increased to $356.4 million, up 9.1% from $326.8 million for the third quarter of 2017.

Gross Profit: Third quarter 2018 non-GAAP gross profit increased to $252.1 compared to $232.5 million for the third quarter of 2017. Non-GAAP gross margin was 70.7% compared to 71.2% for the third quarter of 2017.

Operating Income: Third quarter 2018 non-GAAP operating income and non-GAAP operating margin increased to $90.8 million and 25.5%, respectively, from $78.3 million and 24.0%, respectively, for the third quarter of 2017.

Net Income: Third quarter 2018 non-GAAP net income and non-GAAP net income margin increased to $71.6 million and 20.1%, respectively, from $58.9 million and 18.0%, respectively, for the third quarter of 2017.

Fully Diluted Earnings Per Share: Third quarter 2018 non-GAAP fully diluted earnings per share increased 17.9% to $1.12, compared to $0.95 for the third quarter of 2017.

Full Year 2018 Guidance:

Guidance for the full-year 2018 is provided using the accounting standard ASC 605 in order to provide better transparency and comparability to 2017 financial data, which was reported under ASC 605.

The Company increased full-year 2018 non-GAAP total revenues to be in an expected range of $1,450 million to $1,466 million and increased full-year 2018 non-GAAP fully diluted earnings per share to be in an expected range of $4.53 to $4.69.

The guidance includes the acquisition of Mattersight. The Company expects Mattersight to contribute an annual revenue run rate in a range of $32 million to $38 million.

Adoption of the New Revenue Recognition Standard - ASC 606

NICE adopted the new revenue recognition accounting standard, Accounting Standards Codification ("ASC") 606, effective January 1, 2018, on a modified retrospective basis. Financial results for reporting periods during 2018 are presented in compliance with the ASC 606. Historical financial results for reporting periods prior to 2018 are presented in conformity with amounts previously disclosed under the prior revenue recognition standard, ASC 605. This press release includes additional information to reconcile the impacts of the adoption of the new revenue recognition standard on the Company's financial results for the quarter ended September 30, 2018.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, November 8th, 2018 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-311-600, United Kingdom 0-800-678-1161, Israel 1-809-344-364. The Passcode is 538 470 63. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 295 658 73.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation, certain business combination accounting entries, amortization of discount on long term debt, re-organization expenses, ASC 606 to ASC 605 adjustments and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with competition, success and growth of the Company’s cloud Software-as-a-Service business, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel (including, with respect to the Company’s acquisition of Mattersight Corporation), successful execution of the Company’s growth strategy, the effects of tax reforms and of newly enacted or modified laws, regulation or standards on the Company and its products, and other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue:
Product	$60,097	$66,931	$170,864	$204,124
Services	179,113	159,441	533,458	476,093
Cloud	116,996	96,383	329,368	259,700
Total revenue	356,206	322,755	1,033,690	939,917

Cost of revenue:
Product	7,854	12,944	23,386	39,668
Services	55,046	52,618	170,584	165,892
Cloud	60,559	49,812	166,690	139,152
Total cost of revenue	123,459	115,374	360,660	344,712

Gross profit	232,747	207,381	673,030	595,205

Operating expenses:
Research and development, net	47,701	45,135	137,023	130,975
Selling and marketing	90,492	87,363	270,238	254,258
General and administrative	37,560	31,197	107,048	91,758
Amortization of acquired intangible assets	10,341	10,566	31,512	31,319
Total operating expenses	186,094	174,261	545,821	508,310

Operating income	46,653	33,120	127,209	86,895

Finance and other expense, net	2,195	4,335	9,100	16,713

Income before tax	44,458	28,785	118,109	70,182
Taxes on income	5,175	2,612	21,065	6,279
Net income	$39,283	$26,173	$97,044	$63,903

Basic earnings per share	$0.64	$0.43	$1.58	$1.06

Diluted earnings per share	$0.62	$0.42	$1.54	$1.03

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	61,448	60,502	61,239	60,304
Diluted earnings per share	63,660	62,220	63,157	61,979

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS AND ASC 606 TO NON-GAAP ASC 605
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2018	2017	2018	2017
GAAP revenues	$356,206	$322,755	$1,033,690	$939,917
Valuation adjustment on acquired deferred product revenue	12	37	97	302
Valuation adjustment on acquired deferred services revenue	82	824	588	3,915
Valuation adjustment on acquired deferred cloud revenue	2,329	3,135	5,631	5,994
ASC 606 to ASC 605 revenue adjustment	(2,183)	-	2,775	-
Non-GAAP revenues	$356,446	$326,751	$1,042,781	$950,128

GAAP cost of revenue	$123,459	$115,374	$360,660	$344,712
Amortization of acquired intangible assets on cost of product	(1,094)	(6,072)	(5,019)	(18,486)
Amortization of acquired intangible assets on cost of services	(1,523)	(987)	(3,333)	(5,354)
Amortization of acquired intangible assets on cost of cloud	(12,937)	(11,756)	(38,397)	(33,706)
Valuation adjustment on acquired deferred cost of cloud	594	371	1,254	1,133
Cost of product revenue adjustment (1)	(59)	(158)	(247)	(494)
Cost of services revenue adjustment (1)	(2,113)	(1,903)	(5,762)	(5,625)
Cost of cloud revenue adjustment (1,3)	(2,352)	(649)	(3,766)	(2,132)
ASC 606 to ASC 605 cost of revenue adjustment	323	-	650	-
Non-GAAP cost of revenue	$104,298	$94,220	$306,040	$280,048

GAAP gross profit	$232,747	$207,381	$673,030	$595,205
Gross profit adjustments	19,401	25,150	63,711	74,875
Non-GAAP gross profit	$252,148	$232,531	$736,741	$670,080

GAAP operating expenses	$186,094	$174,261	$545,821	$508,310
Research and development (1,3)	(2,638)	(2,204)	(6,777)	(6,651)
Sales and marketing (1,3)	(9,004)	(5,651)	(22,158)	(17,160)
General and administrative (1,2,3)	(6,206)	(1,640)	(15,156)	(7,027)
Amortization of acquired intangible assets	(10,341)	(10,566)	(31,512)	(31,319)
ASC 606 to ASC 605 operating expenses adjustment	3,459	-	6,543
Non-GAAP operating expenses	$161,364	$154,200	$476,761	$446,153

GAAP finance & other expense, net	$2,195	$4,335	$9,100	$16,713
Amortization of discount on long-term debt	(2,234)	(2,139)	(6,491)	(11,398)
Non-GAAP finance & other expense (income), net	$(39)	$2,196	$2,609	$5,315

GAAP taxes on income	$5,175	$2,612	$21,065	$6,279
Tax adjustments re non-GAAP adjustments	15,322	14,611	34,413	42,298
Tax adjustment re ASC 606 to ASC 605	(1,264)	-	(935)	-
Non-GAAP taxes on income	$19,233	$17,223	$54,543	$48,577

GAAP net income	$39,283	$26,173	$97,044	$63,903
Valuation adjustment on acquired deferred revenue	2,423	3,996	6,316	10,211
Valuation adjustment on acquired deferred cost of cloud revenue	(594)	(371)	(1,254)	(1,133)
Amortization of acquired intangible assets	25,895	29,381	78,261	88,865
Share-based compensation (1)	17,258	14,016	48,752	40,900
Re-organization expenses (2)	-	(3,067)	-	(3,067)
Acquisition related expenses (3)	5,114	1,256	5,114	1,256
Amortization of discount on long term debt	2,234	2,139	6,491	11,398
Tax adjustments re non-GAAP adjustments	(15,322)	(14,611)	(34,413)	(42,298)
ASC 606 to ASC 605 adjustments	(4,701)	-	(3,483)	-
Non-GAAP net income	$71,590	$58,912	$202,828	$170,035

GAAP diluted earnings per share	$0.62	$0.42	$1.54	$1.03

Non-GAAP diluted earnings per share	$1.12	$0.95	$3.21	$2.74

Shares used in computing GAAP diluted earnings per share	63,660	62,220	63,157	61,979

Shares used in computing non-GAAP diluted earnings per share	63,660	62,220	63,157	61,979

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS AND ASC 606 TO NON-GAAP ASC 605 (continued)
U.S. dollars in thousands

(1) Share-based Compensation
	Quarter ended		Year to date
	September 30,		September 30,
	2018	2017	2018	2017
Cost of product revenue	$(59)	$(158)	$(247)	$(494)
Cost of services revenue	(2,113)	(1,903)	(5,762)	(5,625)
Cost of cloud revenue	(718)	(649)	(2,132)	(2,132)
Research and development	(1,567)	(2,204)	(5,706)	(6,651)
Sales and marketing	(8,930)	(5,576)	(22,084)	(17,085)
General and administrative	(3,871)	(3,526)	(12,821)	(8,913)
	$(17,258)	$(14,016)	$(48,752)	$(40,900)

(2) Re-organization expenses
	Quarter ended		Year to date
	September 30,		September 30,
	2018	2017	2018	2017
General and administrative	-	$3,067	-	$3,067
	$-	$3,067	$-	$3,067

(3) Acquisition related expenses

	Quarter ended		Year to date
	September 30,		September 30,
	2018	2017	2018	2017
Cost of cloud revenue	$(1,634)	$-	$(1,634)	$-
Research and development	(1,071)	-	(1,071)	-
Sales and marketing	(74)	(75)	(74)	(75)
General and administrative	(2,335)	(1,181)	(2,335)	(1,181)
	$(5,114)	$(1,256)	$(5,114)	$(1,256)

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2018	2017
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$276,170	$328,302
Short-term investments	172,942	63,951
Trade receivables	219,818	230,729
Prepaid expenses and other current assets	96,745	70,074

Total current assets	765,675	693,056

LONG-TERM ASSETS:
Long-term investments	207,234	132,820
Property and equipment, net	132,310	118,275
Deferred tax assets	15,298	11,850
Other intangible assets, net	536,974	551,347
Goodwill	1,368,756	1,318,242
Other long-term assets	68,461	19,496

Total long-term assets	2,329,033	2,152,030

TOTAL ASSETS	$3,094,708	$2,845,086

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,698	$29,438
Deferred revenues and advances from customers	198,210	184,564
Accrued expenses and other liabilities	347,852	309,350

Total current liabilities	569,760	523,352

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	39,179	37,550
Deferred tax liabilities	48,489	57,796
Long-term debt	453,887	447,642
Other long-term liabilities	32,486	29,185

Total long-term liabilities	574,041	572,173

SHAREHOLDERS' EQUITY	1,950,907	1,749,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,094,708	$2,845,086

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Operating Activities

Net income	39,283	26,173	97,044	63,903
Depreciation and amortization	39,426	39,153	114,283	115,309
Stock based compensation	17,258	14,016	48,752	40,900
Amortization of premium and discount and accrued interest on marketable securities	137	273	(170)	424
Deferred taxes, net	(13,142)	(12,646)	(33,054)	(34,188)
Changes in operating assets and liabilities:
Trade Receivables	(5,771)	10,930	(3,083)	72,810
Prepaid expenses and other current assets	(4,233)	(32,264)	(32,461)	(40,251)
Trade payables	(8,940)	7,605	(6,608)	636
Accrued expenses and other current liabilities	34,643	52,829	24,179	17,228
Deferred revenue	(15,279)	1,660	71,827	65,176
Long term liabilities	573	(3,583)	(214)	(5,189)
Amortization of discount on long term debt	2,234	2,139	6,491	11,398
Other	847	(461)	720	(926)
Net cash provided by operating activities	87,036	105,824	287,706	307,230

Investing Activities

Purchase of property and equipment	(7,957)	(7,899)	(21,521)	(31,422)
Purchase of Investments	(96,544)	(53,791)	(284,467)	(96,017)
Proceeds from Investments	40,093	15,610	99,802	51,626
Capitalization of software development costs	(7,450)	(7,730)	(22,926)	(21,046)
Payments for business acquisitions, net of cash acquired	(105,046)	(37,880)	(105,046)	(37,880)
Net cash used in investing activities	(176,904)	(91,690)	(334,158)	(134,739)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	10,533	4,412	17,976	16,787
Purchase of treasury shares	-	(4,267)	(10,613)	(20,314)
Dividends paid	-	-	-	(9,637)
Repayment of long term debt	-	-	-	(260,000)
Proceeds from issuance of debt, net of costs	-	-	-	260,842
Repayment of short-term bank loan	(8,436)	-	(8,436)	-
Net cash provided by (used in) financing activities	2,097	145	(1,073)	(12,322)

Effect of exchange rates on cash and cash equivalents	(875)	2,028	(4,607)	3,734

Net change in cash and cash equivalents	(88,646)	16,307	(52,132)	163,903
Cash and cash equivalents, beginning of period	364,816	304,622	328,302	157,026

Cash and cash equivalents, end of period	276,170	320,929	276,170	320,929